SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13G
                               (Rule 13d-102)

  INFORMATION TO BE INCLUDED IN THE STATEMENTS FILED PURSUANT TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

                             (Amendment No. __)*


                            NeoTherapeutics, Inc.
----------------------------------------------------------------------------
                              (Name of Issuer)


                   Common Stock, $.001 par value per share
----------------------------------------------------------------------------
                       (Title of Class of Securities)


                                 640656-10-4
                          -------------------------
                               (CUSIP Number)


                              November 22, 1998
-----------------------------------------------------------------------------
           (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     [ ]  Rule 13d-1(b)

     [X]  Rule 13d-1(c)

     [ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                 Page 1 of 6
_____________________________________________________________________________
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

     Strong River Investments, Inc.
_____________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [X]

                                                       (b) [ ] (See Item 6)
_____________________________________________________________________________
3    SEC USE ONLY
_____________________________________________________________________________
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     British Virgin Islands
_____________________________________________________________________________
               5    SOLE VOTING POWER

NUMBER OF           -0-

SHARES
               ______________________________________________________________
BENEFICIALLY   6    SHARED VOTING POWER

OWNED BY            496,916 (See Item 4)
               ______________________________________________________________
EACH           7    SOLE DISPOSITIVE POWER

REPORTING           -0-
               ______________________________________________________________
PERSON         8    SHARED DISPOSITIVE POWER

WITH                496,916 (See Item 4)
_____________________________________________________________________________
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     496,916 (See Item 4)
_____________________________________________________________________________
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                         [X]
_____________________________________________________________________________
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     5.41% (See Item 4)
_____________________________________________________________________________
12   TYPE OF REPORTING PERSON*

     Company
_____________________________________________________________________________

                   * SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a).  Name of Issuer:
            NeoTherapeutics, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:
            157 Technology Drive, Irvine, CA  92618

Item 2(a).  Name of Person Filing:
            Strong River Investments, Inc.

Item 2(b).  Address of Principal Business Office or, if None, Residence:
            Gonzalez-Ruiz & Aleman (BVI) Limited, Wickhams Cay I, Vanterpool Plaza, P.O. Box 873, Road Town, Tortolla, BVI

Item 2(c).  Citizenship:
            British Virgin Islands.

Item 2(d).  Title of Class of Securities:
            Common Stock, par value $.001 per share

Item 2(e).  CUSIP Number:  640656104

Item 3. If this Statement Is Filed Pursuant to Rules 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

            (a)  [ ]  Broker or dealer registered under Section 15 of the
                      Exchange Act;
            (b)  [ ]  Bank as defined in Section 3(a)(6) of the Exchange Act;
            (c)  [ ]  Insurance company as defined in Section 3(a)(19) of the
                      Exchange Act;
            (d)  [ ]  Investment company registered under Section 8 of the
                      Investment Company Act;
            (e)  [ ]  An investment advisor in accordance with Rule 13d-
                      1(b)(1)(ii)(E);
            (f)  [ ]  An employee benefit plan or endowment fund in
                      accordance with Rule 13d-1(b)(1)(ii)(F);
            (g)  [ ]  A parent holding company or control person in
                      accordance with Rule 13d-1(b)(1)(ii)(G);
            (h)  [ ]  A savings association as defined in Section 3(b) of the
                      Federal Deposit Insurance Act;
            (i)  [ ]  A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
            (j)  [ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

            If this statement is filed pursuant to Rule 13d-1(c), check this box. [X]

Item 4.     Ownership.

            Provide the following information regarding the aggregate number and percentages of securities of the issuer identified in Item 1.

            (a) Amount beneficially owned: 496,916 shares of Common Stock(1)
                -------------------------

            (b) Percent of class: 5.41% (based on 9,124,576 shares of the issuer's Common Stock outstanding as December 13, 1999).

            (c) Number of shares to which such person has:

                (i)    Sole power to vote or direct the vote:
                                        -0-

                (ii)   Shared power to vote or direct the vote:
                                        496,916(1)

                (iii)  Sole power to dispose or to direct the
                       disposition of:
                                        -0-

                (iv) Shared power to dispose of or direct the disposition of:
                                        496,916(1)

Item 5.     Ownership of Five Percent or Less of a Class:

                Not applicable.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person:

            Pursuant to an investment management agreement between Strong River Investment, Inc. and Enright Holding Corp. ("Enright"), Enright has the power to sell or vote on behalf of Strong River Investments, some or all of the shares of Common Stock to which this report relates. As such, under Rule 13d-3(a), Enright may be deemed to be the beneficial owner of the shares.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported By the Parent Holding Company.

            Not applicable.

--------------------
(1) Does not include the number of shares issuable upon exercise of Adjustable Warrants issued to Strong River Investments on November 19, 1999. the actual number of shares issuable upon exercise of the Adjustable Warrants will be determined at each of two vesting dates, March 18, 2000 and May 17, 2000, based on certain assumptions as to the price of the issuer's Common Stock.

Item 8.     Identification and Classification of Members of the Group.

            Not applicable.

Item 9.     Notice of Dissolution of a Group.

            Not applicable.

Item 10.    Certification.

            By signing below, the undersigned certify that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.


                                        Page 5 of 6
                                  SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                              STRONG RIVER INVESTMENTS, INC.

                              By:  ENRIGHT HOLDING CORP., Investment Manager


                                   By:/s/ Avi Vigder
                                      ----------------------------
                                      Name:  Avi Vigder
                                      Title:  Managing Director




                                 Page 6 of 6